UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SANTANDER BANCORP

(Name of Subject Company (Issuer))

ADMINISTRACION DE BANCOS LATINOAMERICANOS SANTANDER, S.L.

(Offeror)

an indirect wholly owned subsidiary of

BANCO SANTANDER, S.A.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $2.50 Per Share

(Title of Class of Securities)

802809103

(Cusip Number of Class of Securities)

Juan Andrés Yanés

Banco Santander, S.A.

45 East 53rd Street

New York, New York 10022

(212) 350-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Nicholas A. Kronfeld Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 Telecopy: (212) 450-3800	Javier D. Ferrer Manuel Rodríguez Boissén Pietrantoni Mendez & Alvarez LLP Popular Center 19th Floor 209 Muñoz Rivera Avenue San Juan, PR 00918 (787) 274-1212 Telecopy: (787) 274-1470

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,807,650.54	$3,979.09

(*)	Estimated for purposes of calculating the filing fee only. Calculated by adding the product of (A) 4,397,766 which is the difference between 46,639,104, the number of shares (“Shares”) of common stock of Santander BanCorp outstanding as of March 31, 2010, and 42,241,338, the number of Shares beneficially owned by Administración de Bancos Latinoamericanos Santander, S.L. and (B) $12.69, which is the per Share tender offer price. The number of outstanding Shares is contained in Santander BanCorp’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.
(**)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction valuation by 0.00007130.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by Administración de Bancos Latinoamericanos Santander, S.L., organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Banco Santander, S.A., organized under the laws of the Kingdom of Spain, to purchase all outstanding shares of common stock, par value $2.50 per share (the “Shares”), of Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Company”), not owned by Administración de Bancos Latinoamericanos Santander, S.L. at $12.69 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10.	Financial Statements.

Financial information for Administración de Bancos Latinoamericanos Santander, S.L. or Banco Santander, S.A. is not material to the Offer.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated June 24, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement dated June 24, 2010.

(a)(5)(i)	Complaint filed on December 31, 2009 in the United States District Court for the District of Puerto Rico.

(a)(5)(ii)	Stipulation and Agreement of Compromise, Settlement and Release dated June 23, 2010.

(b)	Not applicable.

(c)(i)	Fairness Opinion of Sandler O’Neill & Partners, L.P. dated June 21, 2010 (included as Schedule B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(c)(ii)	Presentation of Sandler O’Neill & Partners, L.P. dated June 21, 2010.

(c)(iii)	Fairness Opinion of Sandler O’Neill & Partners, L.P. dated December 14, 2009.

Exhibit No.	Description

(c)(iv)	Presentation of Sandler O’Neill & Partners, L.P. dated December 14, 2009.

(c)(v)	Presentation of Sandler O’Neill & Partners, L.P. dated March 26, 2009.

(d)	Not applicable.

(f)	Article 10.13 of the Puerto Rico General Corporations Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Item 13. Financial Statements.

(a)	Financial Information Required by Item 1010(a) of Regulation M-A:

(1)	The audited consolidated financial statements of the Company and its subsidiaries as of and for the fiscal years ended December 31, 2009 and December 31, 2008 are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2)	The unaudited consolidated financial statements of the Company and its subsidiaries for the three months ended March 31, 2010 are incorporated herein by reference to Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

(3)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer and the Merger—Section 5—Subject Company Information.”

(4)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer and the Merger—Section 5—Subject Company Information.”

(b)	Financial Information Required by Item 1010(b) of Regulation M-A:

Not applicable.

(c)	Financial Information Required by Item 1010(c) of Regulation M-A:

Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer and the Merger—Section 5—Subject Company Information.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2010

ADMINISTRACION DE BANCOS LATINOAMERICANOS SANTANDER, S.L.

By:	/s/ José Manuel Tejón
Name:	José Manuel Tejón
Title:	Authorized Signatory

By:	/s/ Pablo Castilla Reparaz
Name:	Pablo Castilla Reparaz
Title:	Authorized Signatory

BANCO SANTANDER, S.A.

By:	/s/ Víctor Gonzalo Barallat López
Name:	Víctor Gonzalo Barallat López
Title:	Authorized Signatory

EXHIBIT INDEX

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated June 24, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement dated June 24, 2010.

(a)(5)(i)	Complaint filed on December 31, 2009 in the United States District Court for the District of Puerto Rico.

(a)(5)(ii)	Stipulation and Agreement of Compromise, Settlement and Release dated June 23, 2010.

(b)	Not applicable.

(c)(i)	Fairness Opinion of Sandler O’Neill & Partners, L.P. dated June 21, 2010 (included as Schedule B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(c)(ii)	Presentation of Sandler O’Neill & Partners, L.P. dated June 21, 2010.

(c)(iii)	Fairness Opinion of Sandler O’Neill & Partners, L.P. dated December 14, 2009.

(c)(iv)	Presentation of Sandler O’Neill & Partners, L.P. dated December 14, 2009.

(c)(v)	Presentation of Sandler O’Neill & Partners, L.P. dated March 26, 2009.

(d)	Not applicable.

(f)	Article 10.13 of the Puerto Rico General Corporations Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

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